Agricore United™

December 9, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - December 9, 2004 - (Press Release – Agricore United Faces Weather Challenges and Looks Forward)
   - December 9, 2004 - (Quarterly Flyer – Fourth Quarter Report for the Quarter and Year Ended October 31, 2004)
   - December 9, 2004 - (Press Release - Agricore United Declares Dividends)
   - December 8, 2004 – (Certification of Interim Filing signed by – Brian Hayward, CEO)
   - December 8, 2004 – (Certification of Interim Filing signed by – Peter Cox, CFO)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

Peter G. M. Cox - Chief Financial Officer
CanWest Global Place, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba, Canada R3C 3A7
Bus: (204) 944-5556 • Fax: (204) 944-5415 • Email: pcox@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED DECLARES QUARTERLY DIVIDEND

December 9, 2004 (Winnipeg) – Agricore United's Board of Directors today declared a quarterly dividend of $0.03 per share on the Limited Voting Common Shares payable on February 15, 2005 to shareholders of record at the close of business on January 15, 2005.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

Agricore United

AGRICORE UNITED FACES WEATHER CHALLENGES AND LOOKS FORWARD

December 9, 2004 (Winnipeg) – Weather conditions during Agricore United's fourth quarter slowed the harvest and related grain movement in western Canada and further limited the sale of crop nutrients for the fiscal year. As a result, for the year ended October 31, 2004, the Company recorded a net loss from continuing operations of $13.7 million ($0.33 basic and diluted loss per share) compared with a loss of $18.3 million in 2003 ($0.43 basic and diluted loss from continuing operations per share). Cash flow provided by operations of $1.01 per share was comparable to the $1.04 per share generated in 2003.

"We've seen a steady improvement in grain volume available for handling which is helping to keep our overall operations on a positive trend," says Brian Hayward, Chief Executive Officer. "But cool and wet growing conditions this spring, summer and fall have had a significant short-term negative impact on crop input sales and services and limited grain movement opportunities."

Agricore United shipped 10 million tonnes of grain in fiscal 2004, representing a market share of 35 percent for the year, consistent with recent experience. Grain margins for the year improved to $21.34 per tonne from $20.87 in fiscal 2003. However, weather conditions contributed to a 17 percent reduction in fertilizer tonnes sold and a seven percent reduction in the sale of crop protection products. Fall fertilizer application sales were the worst in ten years. Notwithstanding the decline in volumes, fertilizer retail margins per tonne were maintained, crop protection product margins improved and seed sales and margins strengthened compared to 2003.

"In the face of the challenges of the past year, we controlled costs, generated positive cash flow from operations and made further improvements in the balance sheet," stated Hayward. "Although weather conditions adversely affected the 2004 results, these same conditions have also set the table for 2005 and provide a basis for greater optimism."

Subsoil moisture levels at the end of October were 80 to 100 percent of capacity in most arable areas of western Canada. The above average crop growth that occurred during 2004, coupled with the limited opportunity for customers to apply fertilizer, significantly reduced soil nutrient levels, improving the likelihood for increased fertilizer demand in 2005. Credit collection on accounts due at the end of October was not adversely affected and actually improved over 2003 while Agricore United Financial's annual credit renewal process has already exceeded last year in terms of both the number of customers and approved aggregate credit limits for 2005.

On December 8, 2004, Statistics Canada estimated total 2004 grain production in western Canada at 51 million tonnes, compared to a ten-year average of about 48 million tonnes and 2003 production of about 46 million tonnes. The grain handling industry typically ships around two-thirds of the crop produced in one year over the subsequent twelve months.

....more

The Company's 45.4 percent weighted average leverage ratio for 2004 improved from 46 percent for the same period last year. The Company reduced total net funded debt at October 31, 2004 to $443 million from $510 million last year.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

- 30 -

For more information, contact:
David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651

Agricore United

FOURTH QUARTER
REPORT FOR THE QUARTER AND YEAR ENDED OCTOBER 31, 2004

SEC File No. 82-34725

Q4 Highlights

- **Improved Grain Handling Volumes and Margin –** The Company's grain handling volume for the year ended October 31, 2004 increased by 2.6 million tonnes (or 35%) to 10 million tonnes despite poor fall weather conditions which delayed the 2004 harvest. The 2004 average margin increased to $21.34 per tonne from $20.87 in 2003 (excluding the effects of the $4.6 million grain volume insurance recovery).

- **Improved Grain Handling EBITDA**[1] – Grain Handling EBITDA increased $48 million to $68.7 million for the year ended October 31, 2004 attributable to the significantly higher volume of grain shipped at an improved average margin per tonne that more than offset the increase in operating, general and administrative expenses ("OG&A") expenses.

- **Weather-Related Decreases in Crop Nutrition and Crop Protection sales –** In 2004, a late spring, wetter and cooler than normal growing conditions, compounded by a wet fall and late harvest, contributed to a 17% reduction in fertilizer tonnes sold and a $20 million (or 6.7%) reduction in crop protection product sales compared to 2003.

- **Lower Crop Production Services EBITDA –** Crop Production Services ("CPS") EBITDA of $53.1 million for the 2004 fiscal year declined by $44 million from 2003 due to the significant impact of poor weather conditions on crop nutrition and crop protection product sales and reduced earnings of its subsidiaries.

- **Controlled Grain Handling and Crop Production Services Operating Costs –** Total OG&A for the Grain Handling and Crop Production Services business segments increased by only 4.2% despite a 35% increase in grain handling activity. Grain Handling and Crop Production Services OG&A expenses represent 77% of the Company's total OG&A expenses.

- **Continued Improvement in Leverage –** The Company reduced its total funded debt (excluding the 9% convertible unsecured subordinated debentures (the "Debentures")), net of cash, from $510 million to $443 million between October 31, 2003 and October 31, 2004. Weighted average leverage for the 12 months ended October 31, 2004 improved to 45.4% from 46% in 2003.

Consolidated Financial Results

The following Management's Discussion and Analysis as at December 9, 2004 is based on the accompanying financial information that has been prepared using Canadian GAAP. Unless otherwise indicated, a reference to a year relates to the Company's fiscal year ended October 31. All amounts are reported in Canadian dollars unless specifically stated to the contrary.

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[1] *Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals and discontinued operations net of tax ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals and discontinued operations net of tax ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.*

Crop Production Services

Sales of crop nutrients, crop protection products and seed decreased by $91.6 million (11%) to $735.2 million for the fiscal year ended October 31, 2004 compared with the same period in 2003. Fiscal 2004 sales of 890,000 tonnes of crop nutrients declined by about 188,000 tonnes or $77 million from 2003. The Company sold fewer tonnes of crop nutrients, particularly in Alberta and Manitoba, as the late spring and unfavourable weather conditions limited opportunities for customers to apply fertilizer prior to seeding. Compounding the problem, a late harvest and continued poor weather in the quarter severely limited fall fertilizer application. Crop protection product sales decreased by $20.3 million (or 6.7%) to $279 million for the fiscal year ended October 31, 2004, largely due to lower sales in the third quarter when excess moisture conditions precluded some customers from applying herbicide at the appropriate stages of weed growth. Seed sales increased by $5.2 million (or 5.7%) in 2004 compared to the same period in 2003. Other sales and revenue from services declined by $10.3 million to $19 million for the year ended October 31, 2004 compared to $29.3 million for the same period in 2003 – reflecting lower sales of agri-services (custom application, NH^3 application and agronomic services) related to reduced underlying product sales. The balance of supplier rebates from the preceding season's crop protection product sales, received in the first quarter of the fiscal year, were also lower this year than in 2003.

Gross profit and net revenue from services for fiscal 2004 declined by $42.3 million (21%) to $161.6 million. The average sales margin of 22% in fiscal 2004 declined 2.7% from 2003, primarily the result of a lower contribution from the Company's joint venture, Western Co-operative Fertilizers Limited ("Westco"). Westco's fertilizer manufacturing subsidiary, Canadian Fertilizers Limited, benefited from inventory value appreciation in 2003 that did not reoccur this year. The average retail crop nutrition margin per tonne (excluding Westco) in 2004 remained relatively unchanged from 2003. The reduction in agri-services also lowered net revenue, but was partially offset by higher margins on crop protection product sales.

CPS OG&A expenses of $108.6 million for the year ended October 31, 2004 increased a modest 1.6% compared to $106.9 million in the same period in 2003. Although CPS OG&A expenses fluctuate with the peak sales season in the spring and fall, such seasonal fluctuations are fairly consistent from year to year and consequently, CPS OG&A costs remain relatively fixed over any consecutive twelve month period. As a result, CPS EBITDA of $53.1 million for the year declined by $44 million from EBITDA of $97.1 million in 2003. However, a $3 million reduction in depreciation and amortization expenses resulted in EBIT of $31.6 million for the year ended October 31, 2004 compared to $72.6 million for 2003.

Grain Handling

The Canadian Grain Commission ("CGC") reported industry shipments of 28.9 million tonnes of the six major grains during the twelve months ended October 31, 2004, an increase of 8.3 million tonnes (or 40%) over the same period in 2003. Industry shipments in 2004 represented about 90% of the industry shipments in the same period ended October 31, 2001 (prior to the effects of either the 2001 or 2002 droughts).

Agricore United shipped 10 million tonnes in the twelve months ended October 31, 2004, a 2.6 million tonne (or 35%) increase over 2003. The Company shipped 5.6 million tonnes of Canadian Wheat Board ("CWB") grains during the twelve months ended October 31, 2004, an increase of 1.4 million tonnes (or 34%) compared to the same period in 2003. The ratio of Company to industry grain shipments decreased slightly to 34.7% (2003 – 36%) for the twelve months ended October 31, 2004.

The Company handled 5.6 million tonnes of grain (or 56% of its total grain shipments) through its port terminals in 2004, an increase of 50% over the 3.7 million tonnes (or 50% of its total grain shipments) handled through its port terminals in 2003. The lower port terminal handling in the prior year arose as a result of the 2002 drought and the closure of all grain terminals in the port of Vancouver from August 26th to December 6th, 2002 due to a labour dispute. By comparison, the Company handled 59.5% of its grain shipments through its port terminal operations in the twelve months ended October 31, 2002 (prior to the effects of the 2002 drought).

Grain Handling gross profit and net revenue from services of $213.6 million ($21.34 per tonne) for 2004 increased $56.4 million (or 36%) over last year. The average margin per tonne for the same period last year was $20.87, excluding a $4.6 million additional recovery from the Company's grain volume insurance program related to the crop year ended July 31, 2002. Commodity margins per tonne on CWB grains strengthened in the current year compared to 2003 due to increased handling services, higher handling through the Company's port terminals and the absence of the sudden escalation in vessel freight costs that occurred in late fiscal 2003.

Grain Handling OG&A expenses of $149.4 million for the year ended October 31, 2004 increased by $13 million (or 9.5%) over the same period in 2003, despite a modest decline in expenses in the fourth quarter. The increase was largely attributable to higher insurance costs ($7.3 million) and increased operating activity in the port terminals. Increased port terminal activity reflected more normal operating volumes in 2004 compared to last year when a labour dispute closed the Vancouver port grain terminals and the effects of the 2002 drought dramatically reduced grain handling opportunities. The balance of Grain Handling OG&A expenses related to merchandising, logistics and country operations did not increase significantly over last year despite the substantial increase in grain handling activity. Offsetting the underlying increase in port terminal OG&A expenses, the Company recovered $4.5 million in the first quarter from a property tax reassessment for the years 1996 to 2003, related to its terminals in Thunder Bay, Ontario, after both the Ontario Municipal Property Assessment Corporation and the Thunder Bay city council agreed to adjust the calculation methodology underlying the assessment. Net of this property tax recovery, Grain Handling OG&A expenses for the year ended October 31, 2004 increased by $8.5 million.

Grain Handling EBITDA in 2004 increased $48 million to $68.7 million attributable to the significantly higher volume of grain shipped at an improved average margin per tonne that more than offset the increase in OG&A expenses. Depreciation and amortization expenses of $32.1 million for the year ended October 31, 2004 decreased by $3.6 million (or 10%) over last year as the Company benefited from the consolidation of its country grain handling facilities. Consequently, Grain Handling EBIT of $36.6 million ($3.66 per tonne) for the year ended October 31, 2004 increased by $51.5 million over the segment's EBIT loss of $14.9 million (loss of $2.02 per tonne) in fiscal 2003.

Livestock Services

Feed sales of $226.9 million ($256 per tonne) for the year ended October 31, 2004 remained unchanged from the $226.9 million ($277 per tonne) sold in the same period of 2003, despite higher tonnes sold in 2004. The increased availability this year of less expensive domestic feed inputs compared to the post-2002 drought conditions of last year lowered the average sales value per tonne. Feed prices tend to fluctuate in response to underlying input costs and accordingly, the profitability of feed manufacturing tends to be more closely correlated to tonnes sold rather than gross sales revenues.

Feed sales of 885,000 tonnes in 2004 improved by 69,000 tonnes (8.5%) from 816,000 tonnes last year, as the Company leveraged its new and modernized feed mill assets to gain sales under adverse market conditions. The acquisition of Vertech Feeds Ltd. on February 1, 2004 accounted for about 17,000 tonnes of the sales increase. The effects of the single case of bovine spongiform encephalopathy ("BSE") discovered in Alberta over 18 months ago led to ongoing trade restrictions affecting the export of Canadian live cattle. Cattle on feed remain at historically low levels relative to feedlot capacity and seasonal utilization despite the decline in the cost of feed, due to lower ingredient costs, and the development of alternative markets. Nevertheless, feed sales of 230,000 tonnes for the quarter increased by 25% from the 184,000 tonnes sold in the same quarter last year.

Gross profit of $43.9 million (2003 - $40.4 million) includes $40.1 million ($45.29 per tonne) from feed tonnes sold for the year ended October 31, 2004, an improvement of $2.6 million over gross profit of $37.5 million ($45.93 per tonne) from feed tonnes sold in 2003.

Swine sales of $61.5 million for the year increased by $16.7 million (or 37%) from $44.8 million in the same period last year, reflecting stronger demand and prices for hogs. Swine sales' gross profit of $425,000 improved by $380,000 over last year. Other revenues of $3.4 million improved by $531,000 over last year,

entirely due to continued improvement in the financial performance of the Company's equity investment in The Puratone Corporation, one of the largest swine producers in Manitoba.

OG&A expenses increased by $3.7 million to $34.4 million for the year ended October 31, 2004, largely the result of increased provisions for bad debts and higher property insurance costs as well as increased feed manufacturing activity and the acquisition of Vertech Feeds Ltd. on February 1, 2004. Bad debt provisions and account write-offs increased by $1.8 million as a result of restructuring outstanding trade credit with customers under pressure from the effects of BSE, avian flu and, until recently, marginal profitability on hogs.

Consequently, EBITDA of $9.5 million for 2004 declined modestly from $9.7 million last year. Sustaining capital reinvestment in feed mills and the acquisition of Vertech Feeds Ltd. resulted in a $638,000 increase in depreciation and amortization expenses to $3.8 million for 2004. This in turn, contributed to an $814,000 year-over-year decline in EBIT to $5.7 million for the year ended October 31, 2004.

Financial Markets and Other Investments

Revenues of $9.1 million from Agricore United Financial ("AU Financial") and Unifeed Financial for the year ended October 31, 2004 increased $2.7 million compared to the same period last year – the result of recovering an $833,000 provision for prior years' interest rebate, introducing Unifeed Financial in the second quarter of 2004 and general growth in AU Financial. Other revenue for the year included credit recoveries of $736,000 and earnings from equity investments of $1.3 million, offset by foreign currency transaction and translation losses of $1.7 million. Other revenue for 2004 declined by $2.5 million compared to the same twelve-month period last year due to the absence of a $2.5 million cumulative foreign currency translation gain on a subsidiary recorded in 2003, a $538,000 reduction in credit recoveries (as the quality of trade credit continues to improve) and a $700,000 decline in earnings from equity investments and miscellaneous revenues, offset by a reduction of $1.2 million in foreign currency translation losses from ongoing operations.

OG&A expenses of $3.4 million for the year ended October 31, 2004 increased $1.4 million over the same period in 2003. The increase in the quarter and year-to-date primarily reflects the Company's indemnity provisions (to a Canadian Schedule One chartered bank) related to the timing of about $350 million in financing provided to crop input customers by AU Financial as well as the new credit advanced under Unifeed Financial. As a result of the reduction in other revenues which more than offset the continued growth in AU Financial and Unifeed Financial, segment EBIT of $5.9 million for the year ended October 31, 2004 declined $957,000 compared to the same period in 2003.

Corporate Expenses

Corporate OG&A expenses for the year ended October 31, 2004 increased $4.8 million to $38.7 million, largely due to the absence of an employee future benefit curtailment gain of $1.7 million recorded in 2003 coupled with a $2.1 million increase in pension and other post-employment benefit expenses in the most recent year ($786,000 in the quarter). A $1.5 million reduction in Corporate depreciation and amortization expenses, primarily resulting from lower depreciation on furniture and fixtures and reduced deferred financing expenses, limited the year increase in total expenses to $3.3 million or $46.4 million for the year ended October 31, 2004.

Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services increased by $18 million (or 4.4%) to $428.5 million for the year ended October 31, 2004, due to higher earnings from the significant increase in grain shipments and improved grain handling margins, offset by lower CPS sales and profits as a result of adverse weather conditions.

Total OG&A expenses increased to $329.9 million for the year ended October 31, 2004 compared to $309.9 million last year, due to increased operating activity in the port terminals, higher insurance costs in Grain Handling and Livestock Services, higher credit expenses for Livestock Services and higher Company

pension and other post-employment benefit expenses. The weighted average equivalent full-time staff [2] for the year ended October 31, 2004 was 2,788 compared with 2,728 for the prior year, with the increase largely due to increased operating activity at port terminals.

EBITDA of $98.6 million for the year ended October 31, 2004 decreased by $2 million over last year, due to lower CPS sales and earnings and higher OG&A expenses that more than offset improved Grain Handling profitability.

Depreciation and amortization expenses of $65.2 million for fiscal 2004 decreased by $7.4 million over the prior year ended October 31, 2003, the result of consolidating the Company's country grain handling facilities and completing the amortization of certain deferred financing, insurance and seed development costs.

As a result, EBIT of $33.4 million for the year ended October 31, 2004 improved by $5.4 million compared to EBIT of $27.9 million in 2003. An EBIT loss for the quarter of $27.9 million increased $11.8 million over the EBIT loss of $16.1 million for the same quarter in 2003, primarily due to lower gross profit from reduced CPS sales.

Gain on Disposal of Assets

A $289,000 loss on disposal of assets during the year ended October 31, 2004 arose from dispositions in the normal course of business, from which the Company realized cash proceeds of $4.6 million. The gain of $1.5 million during the same period in 2003 largely reflected the excess of insurance proceeds over the net book value of a country elevator destroyed by fire.

Interest & Securitization Expenses

The Company reduced interest and securitization expenses by $1.5 million to $52.1 million for the year ended October 31, 2004. Interest and securitization expenses for 2004 included $33.8 million of interest on long-term debt, $9.5 million of interest on the Debentures (see "Other Matters – Accounting Policy Changes – Convertible Debentures"), $9.4 million on short-term debt and $1.7 million in securitization expenses, offset by $1.9 million in carrying charges recovered from the CWB in respect of grain purchased on its behalf.

Average long-term debt of $372.6 million in 2004 declined 1.6% from last year due to scheduled repayments. Long-term interest costs decreased by $1.6 million (4.6%) this year compared to last year due to the combination of lower average long-term debt and reduced borrowing costs attributable to a reduction in long-term, fixed interest rate debt.

The Company's average short-term indebtedness of $177 million over the year to October 31, 2004 declined by 6.1% from an average of $188.6 million in 2003. Short-term interest costs declined $1.9 million from last year due to lower average borrowing costs of 5.3% in 2004 (2003 – 6%). Capitalized interest, related to capital expenditures, increased $225,000 to $912,000 for the year ended October 31, 2004, as the number of major capital projects undertaken during the year increased.

The average value of grain inventory held on behalf of the CWB of $50.3 million during the year ended October 31, 2004 declined $34.9 million (or 41%) from 2003 and was the primary reason for the $2.1 million reduction in carrying charges recovered from the CWB in respect of grain purchased on its behalf, offset by a $796,000 reduction in related securitization expenses.

Income Taxes

The Company's effective tax recovery rate on the loss from continuing operations was 28% for the year ended October 31, 2004 (2003 – 24.5%). The low tax recovery rate for the current and prior years reflects the effect of the federal Large Corporation tax (which levies a flat rate on capital employed at the end of the year).

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[2] *Excluding staff related to non-wholly-owned subsidiaries and operations discontinued during fiscal 2003 as a result of the sale of the Farm Business Communications division.*

At October 31, 2004, the Company had loss carry-forwards of about $315 million (2003 - $323 million) available to reduce income taxes otherwise payable in future years, with about $140 million (2003 - $187 million) expiring between October 2008 and 2010. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. Accordingly, the Company has not recorded a valuation allowance related to these assets.

Net Loss from Continuing Operations

The net loss from continuing operations of $13.7 million ($0.33 basic and diluted loss from continuing operations per share) for the year ended October 31, 2004 was $4.5 million better than the net loss from continuing operations of $18.3 million ($0.43 basic and diluted loss from continuing operations per share) in 2003. Per share calculations increase the net loss from continuing operations by $1.1 million (2003 - $1.1 million), being the cost of the annual preferred share dividend. The net loss from continuing operations of $24.2 million ($0.54 basic and diluted loss from continuing operations per share) for the quarter was worse than the prior year net loss from continuing operations of $18.1 million ($0.40 basic and diluted loss from continuing operations per share) due to reduced earnings from lower CPS sales for the period.

Discontinued Operations

The Company sold the assets and liabilities of its Farm Business Communications division effective September 30, 2003. The purchaser acquired the division's publications from Agricore United for $14.4 million in cash and assumed approximately $1.6 million of net liabilities, primarily prepaid subscriptions. The purchaser paid $12.2 million of the cash purchase price at closing and will pay the remaining $2.2 million in equal installments over three years. The gain on the sale of the Farm Business Communications division, net of closing costs, was $15 million before tax and $11.9 million after tax (or $0.26 per share).

As a result, there are no ongoing Farm Business Communications division operations and its earnings, net of taxes, of $821,000 for the year ended October 31, 2003 have been reclassified, together with the $11.9 million net gain on the division's sale, as discontinued operations in the presentation of the Consolidated Statements of Earnings and Retained Earnings.

Net Loss for the Period

There were no discontinued operations for the year ended October 31, 2004. The net loss for the year ended October 31, 2003 improved to $5.5 million ($0.15 basic and diluted loss per share) after including $12.7 million from discontinued operations, net of income taxes.

Other Matters

Related Party Transactions

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. Benson-Quinn–GMS Inc., in which the Company has an investment, provides futures clearing and brokerage services to the Company. The Company brokers some of its insurance coverage through its partially owned subsidiary, Canadian Pool Agencies Limited, which in turn may place insurance through the Company's partially owned subsidiary, Pool Insurance Company. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which also entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder Archer Daniels Midland Company and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $120.5 million for the year ended October 31, 2004 (2003 - $87.4 million) and total purchases from related parties over the same period were $51.8 million (2003

- $46.9 million). As at October 31, 2004, accounts receivable from and accounts payable to related parties totaled $2.8 million (2003 - $4.4 million) and $43,000 (2003 - $256,000), respectively.

Accounting Policy Changes

Hedging

Effective November 1, 2003, the Company adopted CICA Accounting Guideline 13 – Hedging Relationships. At October 31, 2004 the Company had an interest rate swap with a Canadian Schedule One chartered bank of $129 million at 6.65% (2003 - $141 million at 6.65%) that is used to hedge the floating interest rate component of the syndicated term loan and that is accounted for in accordance with this policy. The swap continues to provide an effective hedge against future interest rate changes. All other derivatives (including commodity and foreign exchange futures contracts and grain-related purchase and sale contracts) are reported in earnings on a mark-to-market basis consistent with past practice. The adoption of this guideline had no material impact on the financial statements.

Convertible Debentures

On November 22, 2002, the Company issued $105 million in Debentures, maturing November 30, 2007. The Debentures are convertible, at the option of the holder prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (an aggregate of 14 million Limited Voting Common Shares assuming conversion of all of the Debentures). The Debentures may be redeemed by the Company under certain circumstances after November 30, 2005 for cash or by issuing freely tradeable Limited Voting Common Shares. As at October 31, 2004, none of the Debentures have been redeemed or converted into Limited Voting Common Shares.

In accordance with GAAP in effect on the date of issue, $69.4 million of the Debentures was classified initially as Shareholders' Equity and $35.6 million was classified as Long-term Debt. Effective October 31, 2004, the Company adopted an accounting policy change due to revisions to CICA Handbook Section 3860 *Financial Instruments,* which requires that the Debentures no longer be accounted for and presented in the financial statements in their component parts, split between debt and equity. Although the terms and conditions of the Debentures remain unaltered, the Debentures are now required to be presented entirely as debt. The accounting policy change was adopted retroactively with a reclassification of prior period comparative information. Since the Debentures were issued in November 2002, the impact of the accounting policy change is limited to the current and prior year. The impact on the current period financial statements is to reclassify, on the balance sheet, $79.7 million (2003 - $74.9) from equity to long-term debt, to increase interest expense by $4.6 million (2003 - $5.2 million) and to increase income tax recovery by $1.7 million (2003 - $2 million), resulting in a net decrease in net income of $3.1 million (2003 - $3.2 million), offset by a net increase in retained earnings of $3.1 million (2003 - $3.4 million). The presentation change has no impact on the calculation of basic or diluted earnings per share for the current or prior periods. Since the Debentures in aggregate are not considered debt for bank covenant purposes, the reclassification has no impact on the Company's covenant calculations.

Liquidity and Capital Resources

Contingencies

In late 2003, Canadian Fertilizers Limited ("CFL"), an investee of the Company's joint venture, Westco, received a proposal letter from the Canada Revenue Agency ("CRA") as a result of an audit of its 1997 to 2000 taxation years. The CRA had taken the position that deductions by CFL for certain management fees paid under contract to another shareholder of CFL should not be allowed. CFL maintained that the CRA's position lacked merit and recent correspondence from CRA confirms that the tax dispute will be resolved with no impact on its shareholders. Years subsequent to 2000 have not yet been audited, however, based on discussions with CRA, CFL believes that the deductions will not be similarly challenged.

Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)*
(Unaudited)

	Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Long-term Debt	$ **361,254**	$ 39,189	$ 82,132	$ 95,301	$ 144,632
9% convertible unsecured subordinated debentures	**105,000**	-	-	105,000	-
Reclamation provision	**18,096**	1,340	8,184	5,086	3,486
Other long-term obligations	**5,922**	-	922	-	5,000
	490,272	40,529	91,238	205,387	153,118
Other Contractual Obligations					
Operating leases	**40,173**	15,020	18,185	4,627	2,341
Purchase obligations [1]	**311,770**	289,914	19,523	2,333	-
	351,943	304,934	37,708	6,960	2,341
Total Contractual Obligations	$ **842,215**	$ 345,463	$ 128,946	$ 212,347	$ 155,459

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

Pension Plan

At October 31, 2004, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to amalgamate two defined benefit plans with an aggregate surplus of $16.5 million and two defined benefit plans with an aggregate deficit of $11.8 million, which would result in the Company having two defined benefit pension plans. If OSFI were to decline the amalgamation application, the Company may be required to fund the defined benefit plan deficits over a period of five to 15 years. The Company reported a deferred pension asset of $14.2 million in Other Assets at October 31, 2004. The Company made $399,000 in cash contributions to the defined benefit plans and $2.6 million in cash contributions to the defined contribution and multi-employer plans for the year ended October 31, 2004 (compared to the pension expense of $5.2 million recorded in the financial statements).

Agricore United Financial and Unifeed Financial

Outstanding credit of $284 million at October 31, 2004, advanced by a Canadian Schedule One chartered bank under AU Financial declined from outstanding credit of $296 million at October 31, 2003, largely due to the poor weather-related crop inputs sales season during the recent fourth quarter. Although credit over 90 days at October 31, 2004 has increased to 1.6% of total outstanding receivables from 0.9% a year earlier, over 90% of outstanding credit is related to the Company's highest credit rating categories, comparable to the prior year.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule One chartered bank, to livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The Company has indemnified the bank for aggregate credit losses of $2.3 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

Securitization Arrangement

On November 5, 2003, the Company transferred its securitization program to a new independent trust, which permits the Company to sell, on an unlimited basis, an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between the Company and the CWB. Either party may cancel the securitization agreement on 60 days' notice. In the event of cancellation, the Company would either seek to establish a new securitization or similar program or finance the amounts due from the CWB through its revolving credit line. As at October 31, 2004, the Company had securitized $28.7 million of amounts it is entitled to receive in respect of CWB grain compared with $43 million at October 31, 2003. About $4 million of such receivables remained unsecuritized at October 31, 2004 compared to $3.2 million at October 31, 2003.

The CWB compensates grain handlers for the cost of financing inventory purchased on its behalf and this recovery is recorded as an offset to Interest and Securitization Expenses in the Consolidated Statements of Earnings and Retained Earnings.

Short-term Debt

The Company had approximately $23.1 million in Member and Employee Loans outstanding at October 31, 2004, a decrease of $629,000 from October 31, 2003 due to maturities and normal course redemptions. These loans are unsecured and repayable on demand bearing interest at rates between 2.5% and 5.5%.

Bank and other loans of $132.1 million at October 31, 2004 decreased by $43.8 million from October 31, 2003 as a result of $46.9 million generated from cash flow provided by operations for the year ended October 31, 2004, a $63.1 million decrease in non-cash working capital (excluding working capital of $923,000 acquired in two business acquisitions and the effect of $3.5 million in merger provisions released to goodwill) and a $3.7 million decrease in cash on deposit, offset by $35.3 million net capital expenditures and investments, $26.8 million scheduled debt repayments, $6.5 million dividends paid, $1.2 million in reclamation expenditures, $3.2 million in deferred financing and other costs, net share capital redeemed and related redemption costs of $822,000, and $480,000 in debt assumed in a business acquisition.

The Company had $99.3 million in outstanding letters of credit at October 31, 2004 (a $4.3 million increase from a year earlier) in support of the security requirements of the CGC, Winnipeg Commodity Exchange and the Company's grain volume insurance program. The Company's available uncommitted short-term revolving credit facility at October 31, 2004 increased by $64.9 million to $169.4 million compared with an uncommitted facility of $104.5 million at the same time last year. The Company's uncommitted short-term revolving facility at November 30, 2004 was $142.4 million compared to $28 million at November 30, 2003.

Cash Flow Provided by Operations

Cash flow provided by operations of $46.9 million ($1.01 per share) for the year ended October 31, 2004 declined $1.5 million over cash flow provided by operations of $48.4 million ($1.04 per share) for the same period last year. Lower cash provided by operations in the year ended October 31, 2004 compared to 2003 reflected a $1.9 million decrease in EBITDA, a $3.6 million increase in current income taxes, a $706,000 increase in undistributed earnings from equity investments and the absence this year of $821,000 in after-tax earnings from discontinued operations, offset by a $1.5 million decrease in interest and securitization expenses and excluding $4 million in non-cash pension and other post-employment benefit expenses.

Cash flow provided by operations of $46.9 million for the year ended October 31, 2004 exceeded the $35.3 million invested in property, plant, equipment and other assets by $11.6 million. Principal repayments on long-term debt and shareholder dividends totaled $33.3 million over the same trailing twelve-month period.

Working Capital

The current ratio at October 31, 2004 was 1.29 to 1 compared to 1.31 to 1 on the same date year.

Working capital of $145.2 million at October 31, 2004 was $31.6 million lower than at October 31, 2003, the result of a $3.7 million decrease in cash and cash equivalents, a $63.1 million decrease in non-cash working capital and a $12.4 million increase in the current portion of long-term debt, offset by a $43.8 million decrease in short-term debt and a $3.8 million increase in the current portion of future taxes recoverable.

The $3.7 million decrease in cash and cash equivalents compared to the same date last year reflects a $26.2 million increase in the Company's cash on deposit (due to a USD$16 million receivable settlement received on October 29, 2004) offset by a $29.9 million decrease in the Company's consolidated share of cash held by its subsidiaries pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

The $63.1 million decrease in non-cash working capital resulted from a $63.6 million decrease in inventories (mainly due to lower grain values and grain shipping exceeding receipts), and a $34.1 million decrease in receivables and prepaid expenses (due to improved timing of collection on grain), offset by a $34.6 million decrease in accounts payable (due to the timing of crop production services purchasing). Non-CWB grain inventories decreased by $69.3 million (as a result of a late harvest and a poor quality crop that contributed to lower grain stocks in store at lower values), crop protection product inventories by $4.5 million and livestock and other inventories by $324,000, offset by a $9.5 million increase in fertilizer inventories (following the poor weather-related sales season during the most recent quarter) and a $1 million increase in seed inventory.

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures were $32.5 million for the year ended October 31, 2004 compared to $29.2 million in the same period last year. Individually large capital expenditures include $9.2 million for nine strategic grain storage expansion projects, $1.2 million for port terminal sampling systems and $4.6 million related to final construction of the replacement feed mill at Edmonton, Alberta, that officially opened August 14, 2004. The Company expects to use cash flow provided by operations to fund between $35 million and $40 million in capital expenditures in fiscal 2005, including $20.5 million for the completion of projects commenced in fiscal 2004. These capital expenditure commitments at October 31, 2004 include $7.4 million for expansion of the Carman Bean Plant, $4.4 million for the replacement of air filtration systems in Thunder Bay terminals and $2.7 million for three strategic grain storage expansion projects.

The Company acquired all of the shares of Vertech Feeds Ltd., located in Red Deer, Alberta effective February 1, 2004. The Company's purchase of the remaining 50% of the issued and outstanding shares of Prairie Mountain Agri Limited, a high throughput elevator and crop production centre located in Roblin, Manitoba, closed May 31, 2004. The $8.3 million aggregate cash consideration paid for the shares of these companies was accounted for under the purchase method and the results of operations of the businesses are included in the consolidated financial statements from the respective dates of acquisition.

Leverage

The Company's total funded debt (excluding the Debentures), net of cash, decreased to $443.2 million at October 31, 2004 from $510 million a year earlier due to cash flow provided by operations and the reduction in non-cash working capital noted above.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest point at July 31, reflecting the Company's core non-seasonal level of working capital. Measured on a weighted average trailing twelve-month basis, the Company's leverage ratio of 45.4% for the year ended October 31, 2004 improved compared to the ratio of 46% in the previous year.

The Company's ratio of net funded debt to net tangible assets at October 31, 2004 was 46% (2003 – 49%).

Market Capitalization

On February 22, 2004, following a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 shares at a price of $9.63 per share for a total cost of $14.7 million plus transaction costs of $525,000, net of tax. The Company funded the share consolidation program by completing a private placement for 1,520,000 Limited Voting Common Shares on March 1, 2004 at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly-owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

The market capitalization of the Company's 45,327,647 issued and outstanding Limited Voting Common Shares at December 6, 2004 was $367 million or $8.10 per share compared with the Company's book value of $10.33 per share[3] ($9.68 per share fully diluted) at October 31, 2004. The issued and outstanding Limited Voting Common Shares at December 6, 2004, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

As at December 6, 2004 (Unaudited)	
Issued and outstanding Limited Voting Common Shares	45,327,647
Securities convertible into Limited Voting Common Shares:	
$105,000,000 - 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
1,104,475 Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,475
Stock Options	897,045
	61,329,167

Outlook

On December 8, 2004, Statistics Canada estimated western Canadian production of the major grains of about 51 million tonnes for the crop year ended July 31, 2004. This represents a 6% increase over the ten-year average of 48.2 million tonnes and a 12% increase over 2003 production, although the quality of the western Canada crop is below normal with a smaller percentage of each crop falling into the top grades. The grain handling industry typically ships about 67% of the grain produced during the most recent crop year over the course of the subsequent twelve months.

Precipitation levels across western Canada in 2004 were well distributed and average to above average – a preliminary indicator of normal growing conditions in the 2005 season. With the exception of the more arid areas of southeastern Alberta and southwestern Saskatchewan, subsoil moisture levels at October 24, 2004 were between 80% and 100% of capacity across western Canada's arable land. A normal growing season, however, remains dependent on receiving timely precipitation and normal heat units (or "growing degree days") during 2005 (commencing about April 1).

[3] *Book value per share is derived by dividing the shareholders' equity at the end of the year by the total number of Limited Voting Common Shares outstanding at the end of the year as if the Series A convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the year by the total number of Limited Voting Common Shares outstanding at the end of the year as if the Series A convertible preferred shares, executive stock options and the Debentures had been fully converted.*

The above average crop growth that occurred during 2004 significantly reduced soil nutrient levels and, coupled with the below average fall fertilizer application season this past year, should contribute to at least normal, if not increased, demand for crop nutrients during fiscal 2005, absent other offsetting weather factors. The poor weather conditions in 2004 also limited the application of crop protection products, which should increase demand for herbicides in 2005. In the case of seed, customers have already fully subscribed for a number of the certified varieties the Company has available for 2005.

The livestock industry's outlook for 2005 also appears to be improving. Additional markets such as Hong Kong have recently opened their borders to Canadian beef, previously closed due to the discovery of a single case of BSE in Alberta in May 2003. The United States is also considering regulations which would define the terms of admission for Canadian live cattle into the U.S. market as early as the spring of 2005. Canadian livestock and poultry producers are currently benefiting from reduced feed costs due to large feed grain supplies in Canada. The feed industry and Company have not yet realized the full benefit of recent rationalization of several less efficient feed manufacturers brought about by the market pressures on the industry.

The collection of AU Financial accounts due on October 31, 2004 increased to 93% of outstanding balances compared to 88% last year. As at December 6, 2004, the Company had already pre-approved 19,500 customers for $615 million in credit for the 2005 growing season compared to 18,900 customers for $587 million last year. The Company continues to expand the credit advanced under Unifeed Financial as eligible customers previously financed directly by the Company complete the marketing of their current livestock. The Company also anticipates expanding its base of creditworthy customers accessing trade credit through Unifeed Financial.

The Company has engaged a third party to assist in the marketing and sale of one of its Vancouver grain terminals pursuant to a consent agreement with the Commissioner of Competition. The proceeds of such a sale may be utilized for general corporate purposes, including the non-scheduled repayment of debt or sustaining capital reinvestment. The sale is not expected to have a material impact on the Company's results from continuing operations.

Additional Information

Additional information relating to the Company, including the Company's 2003 Annual Information Form, is available on SEDAR at www.sedar.com.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, labour disruptions, credit risk and foreign exchange risk. For a more detailed discussion of these risks and their potential impact, see the Company's 2003 AIF and the MD&A included on pages 18 to 29 of its 2003 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Agricore United

Consolidated Balance Sheets

As at October 31 (in thousands)
(Unaudited)

	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 50,214**	$ 53,919
Accounts receivable (Note 5)	**185,232**	218,880
Inventories	**383,914**	447,508
Prepaid expenses	**19,888**	20,302
Future income taxes	**6,801**	2,903
	646,049	743,512
Property, Plant and Equipment (Note 11)	**664,396**	688,896
Other Assets	**53,456**	62,139
Goodwill	**28,903**	26,389
Intangible Assets	**16,502**	16,502
Future Income Taxes	**40,316**	36,063
	$ 1,449,622	$ 1,573,501
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank and other loans (Note 6)	**$ 132,121**	$ 175,947
Accounts payable and accrued expenses	**326,706**	361,272
Dividends payable	**2,464**	2,464
Current portion of long-term debt	**39,189**	26,774
Future income taxes	**345**	259
	500,825	566,716
Long-term Debt	**322,065**	361,225
Convertible Debentures (Note 9)	**105,000**	105,000
Other Long-term Liabilities	**35,814**	36,246
Future Income Taxes	**6,527**	4,515
Shareholders' Equity		
Share capital (Note 7)	**459,957**	460,509
Contributed surplus	**1,044**	642
Retained earnings	**18,390**	38,648
	479,391	499,799
	$ 1,449,622	$ 1,573,501

Consolidated Statements of Earnings and Retained Earnings

For the periods ended October 31 (in thousands, except per share amounts)	*Fourth Quarter*		*Twelve Months*	
(Unaudited)	**2004**	2003	**2004**	2003
Sales and revenue from services (Note 4)	**$ 612,408**	$ 653,519	**$ 3,048,135**	$ 2,726,631
Gross profit and net revenue from services (Note 4)	**74,085**	84,127	**428,497**	410,454
Operating, general and administrative expenses (Note 4)	**(83,893)**	(81,836)	**(329,912)**	(309,923)
Earnings (losses) before the undernoted (Note 4)	**(9,808)**	2,291	**98,585**	100,531
Depreciation and amortization (Note 4)	**(18,117)**	(18,406)	**(65,211)**	(72,600)
	(27,925)	(16,115)	**33,374**	27,931
Gain (loss) on disposal of assets	**(391)**	302	**(289)**	1,548
Interest and securitization expenses (Note 9)	**(11,712)**	(13,306)	**(52,144)**	(53,660)
	(40,028)	(29,119)	**(19,059)**	(24,181)
Recovery of income taxes	**15,822**	11,059	**5,342**	5,927
Net loss from continuing operations for the period	**(24,206)**	(18,060)	**(13,717)**	(18,254)
Discontinued operations - net of income taxes	**-**	11,611	**-**	12,708
Net loss for the period	**(24,206)**	(6,449)	**(13,717)**	(5,546)
Retained earnings, beginning of period, as previously reported	**44,666**	47,346	**38,410**	46,658
Accounting policy change (Note 9)	**394**	215	**238**	-
Retained earnings, beginning of period, as adjusted	**45,060**	47,561	**38,648**	46,658
Dividends	**(2,464)**	(2,464)	**(6,541)**	(2,464)
Retained earnings, end of period	**$ 18,390**	$ 38,648	**$ 18,390**	$ 38,648
Basic and diluted loss per share (Note 1)	**$ (0.54)**	$ (0.15)	**$ (0.33)**	$ (0.15)
Basic and diluted loss from continuing operations per share (Note 1)	**$ (0.54)**	$ (0.40)	**$ (0.33)**	$ (0.43)

Consolidated Statements of Cash Flows

For the periods ended October 31 (in thousands) *(Unaudited)*	Fourth Quarter **2004**	Fourth Quarter 2003	Twelve Months **2004**	Twelve Months 2003
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss for the period	$ **(24,206)**	$ (6,449)	$ **(13,717)**	$ (5,546)
Adjustments for:				
Depreciation and amortization	**18,117**	18,406	**65,211**	72,600
Employee future benefits	**691**	(1,886)	**2,572**	(1,101)
Future income taxes	**(13,500)**	(8,218)	**(7,281)**	(1,308)
Equity loss (earnings) from investments, net of distributions	**(106)**	7	**(833)**	(127)
Stock-based compensation	**-**	-	**402**	306
Discontinued operations, non-cash items	**-**	(14,991)	**-**	(14,872)
Loss (gain) on disposal of assets	**391**	(302)	**289**	(1,548)
Other long-term liabilities	**(592)**	-	**294**	-
Cash flow provided by (used in) operations	**(19,205)**	(13,433)	**46,937**	48,404
Changes in non-cash working capital	**(58,009)**	(99,411)	**67,485**	18,295
	(77,214)	(112,844)	**114,422**	66,699
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired (Note 10)	**-**	-	**(8,325)**	-
Realignment of ownership interest	**-**	-	**-**	(8,229)
Proceeds from disposal of business segment	**-**	12,200	**-**	12,200
Property, plant and equipment expenditures	**(10,040)**	(8,974)	**(32,473)**	(29,176)
Proceeds from disposal of property, plant and equipment	**1,178**	4,752	**4,609**	9,774
Decrease (increase) in other assets	**644**	(2,359)	**861**	(1,967)
	(8,218)	5,619	**(35,328)**	(17,398)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in bank and other loans	**95,017**	101,457	**(44,306)**	(212,775)
Proceeds from long-term debt	**30**	-	**53**	109,000
Long-term debt repayments	**(7,148)**	(3,414)	**(26,798)**	(18,160)
Proceeds from convertible debentures	**-**	-	**-**	105,000
Deferred financing expenditures	**(1,093)**	(210)	**(3,229)**	(10,367)
Decrease in other long-term liabilities	**(696)**	(1,486)	**(1,156)**	(2,626)
Share capital issued (redeemed)	**34**	23	**(27)**	157
Share issue costs	**(115)**	-	**(795)**	-
Dividends	**(1,360)**	-	**(6,541)**	(4,728)
	84,669	96,370	**(82,799)**	(34,499)
CHANGE IN CASH AND CASH EQUIVALENTS	**(763)**	(10,855)	**(3,705)**	14,802
Cash and cash equivalents at beginning of period	**50,977**	64,774	**53,919**	39,117
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ **50,214**	$ 53,919	$ **50,214**	$ 53,919
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	$ **(10,315)**	$ (11,838)	$ **(52,123)**	$ (48,313)
Cash recovery (payments) of taxes	$ **(780)**	$ 2,596	$ **(8,160)**	$ (1,916)

Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

Twelve months ended October 31		**2004**			2003	
(in thousands, except per share amounts - unaudited)	**Loss**	**Shares**	**Per Share**	Loss	Shares	Per Share
Net loss for the period	**$ (13,717)**			$ (5,546)		
Less:						
Preferred share dividend	**(1,105)**			(1,105)		
Basic & diluted loss per share	**$ (14,822)**	**45,278**	**$ (0.33)**	$ (6,651)	45,299	$ (0.15)
Less:						
Earnings from discontinued operations - net of income tax	**-**	**-**	**-**	(12,708)	-	(0.28)
Basic & diluted loss from continuing operations per share	**$ (14,822)**	**45,278**	**$ (0.33)**	$ (19,359)	45,299	$ (0.43)

Fourth Quarter ended October 31		**2004**			2003	
(in thousands, except per share amounts - unaudited)	**Loss**	**Shares**	**Per Share**	Loss	Shares	Per Share
Net loss for the period	**$ (24,206)**			$ (6,449)		
Less:						
Preferred share dividend	**(276)**			(276)		
Basic & diluted loss per share	**$ (24,482)**	**45,315**	**$ (0.54)**	$ (6,725)	45,310	$ (0.15)
Add:						
Earnings from discontinued operations - net of income tax	**-**	**-**	**-**	(11,611)	-	(0.26)
Basic & diluted loss from continuing operations per share	**$ (24,482)**	**45,315**	**$ (0.54)**	$ (18,336)	45,310	$ (0.40)

Basic earnings per share is derived by deducting annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) was not included in the calculation of diluted earnings per share for the quarter and twelve months ended October 31, 2004 and 2003 as the result would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2003 annual consolidated financial statements except as described in Note 9 with respect to hedging relationships and convertible debentures. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2003.

3. Seasonal Nature of Business

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended October 31 (in thousands) *(Unaudited)*	Fourth Quarter **2004**	Fourth Quarter 2003	Twelve Months **2004**	Twelve Months 2003
SALES AND REVENUE FROM SERVICES				
Grain Handling	**$ 495,624**	$ 510,878	**$ 2,042,029**	$ 1,639,626
Crop Production Services	**48,649**	90,141	**754,249**	856,167
Livestock Services	**71,875**	57,541	**277,545**	258,220
Financial Markets & Other Investments	**3,136**	1,638	**9,403**	8,952
	619,284	660,198	**3,083,226**	2,762,965
Less: Intersegment Sales*	**(6,876)**	(6,679)	**(35,091)**	(36,334)
	$ 612,408	$ 653,519	**$ 3,048,135**	$ 2,726,631
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	**$ 50,629**	$ 53,847	**$ 213,567**	$ 157,147
Crop Production Services	**9,188**	19,345	**161,626**	203,966
Livestock Services	**11,132**	9,297	**43,901**	40,389
Financial Markets & Other Investments	**3,136**	1,638	**9,403**	8,952
	$ 74,085	$ 84,127	**$ 428,497**	$ 410,454
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling	**$ (36,829)**	$ (38,178)	**$ (144,879)**	$ (136,394)
Crop Production Services	**(26,786)**	(27,106)	**(108,569)**	(106,893)
Livestock Services	**(8,703)**	(8,293)	**(34,359)**	(30,671)
Financial Markets & Other Investments	**(1,525)**	(97)	**(3,417)**	(2,044)
Corporate	**(10,050)**	(8,162)	**(38,688)**	(33,921)
	$ (83,893)	$ (81,836)	**$ (329,912)**	$ (309,923)
EBITDA				
Grain Handling	**$ 13,800**	$ 15,669	**$ 68,688**	$ 20,753
Crop Production Services	**(17,598)**	(7,761)	**53,057**	97,073
Livestock Services	**2,429**	1,004	**9,542**	9,718
Financial Markets & Other Investments	**1,611**	1,541	**5,986**	6,908
Corporate	**(10,050)**	(8,162)	**(38,688)**	(33,921)
	$ (9,808)	$ 2,291	**$ 98,585**	$ 100,531
DEPRECIATION & AMORTIZATION				
Grain Handling	**$ (8,711)**	$ (9,022)	**$ (32,077)**	$ (35,693)
Crop Production Services	**(5,932)**	(6,276)	**(21,485)**	(24,402)
Livestock Services	**(1,369)**	(882)	**(3,857)**	(3,219)
Financial Markets & Other Investments	**(74)**	(20)	**(115)**	(80)
Corporate	**(2,031)**	(2,206)	**(7,677)**	(9,206)
	$ (18,117)	$ (18,406)	**$ (65,211)**	$ (72,600)
EBIT				
Grain Handling	**$ 5,089**	$ 6,647	**$ 36,611**	$ (14,940)
Crop Production Services	**(23,530)**	(14,037)	**31,572**	72,671
Livestock Services	**1,060**	122	**5,685**	6,499
Financial Markets & Other Investments	**1,537**	1,521	**5,871**	6,828
Corporate	**(12,081)**	(10,368)	**(46,365)**	(43,127)
	$ (27,925)	$ (16,115)	**$ 33,374**	$ 27,931
*INTERSEGMENT SALES				
Grain Handling	**$ (6,994)**	$ (6,374)	**$ (34,631)**	$ (35,888)
Crop Production Services	**118**	(305)	**(460)**	(446)
	$ (6,876)	$ (6,679)	**$ (35,091)**	$ (36,334)

5. Securitization

At October 31, 2004, grain held for the account of CWB is reported net of securitized amounts of $28.7 million (2003 - $43 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at October 31, 2004 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	22,400
Proceeds from collections reinvested	$	6,338

The net cost of these transactions is included in Interest and Securitization Expenses in the Consolidated Statements of Earnings and Retained Earnings.

6. Bank and Other Loans

On March 1, 2004, the Company replaced its $350 million revolving facility, which matured February 29, 2004, with a $375 million facility maturing February 28, 2005. Apart from adding three Schedule One Canadian chartered banks to the syndicate and a $50 million seasonal increase in the facility between November 1 and April 30, the financial terms and underlying security are consistent with those described in Note 9 to the October 31, 2003 annual consolidated financial statements.

7. Share Capital

The share capital at October 31, 2004 reflects the following transactions:

a) ***Share Consolidation Program*** – Effective February 22, 2004, through a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 Limited Voting Common Shares at a price of $9.63 per share for a total cost of $15.2 million, including redemption costs (net of tax). The one-day program provided for the consolidation of the Limited Voting Common Shares on a 1 for 100 basis on February 22, 2004. Following the consolidation, all registered shareholders who held less than one Limited Voting Common Share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of a fractional share in the Company. On February 23, 2004, the remaining Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings.

b) ***Private Placement of Limited Voting Common Shares*** – On March 1, 2004, the Company completed a private placement of 1,520,000 Limited Voting Common Shares at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly-owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

The issued and outstanding Limited Voting Common Shares with securities convertible into Limited Voting Common Shares are as follows:

As at October 31 *(Unaudited)*	**2004**	2003
Issued and outstanding Limited Voting Common Shares	**45,315,467**	45,309,932
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,552**	1,105,151
Stock options	**732,045**	603,041
	61,152,064	61,018,124

As at October 31, 2004, the Company had reserved a further 303,588 Limited Voting Common Shares (October 31, 2003 – 432,592) for granting under the Executive Stock Option Plan ("ESOP") and 17,468 Limited Voting Common Shares (October 31, 2003 – 35,515) for granting under the Directors Share Compensation Plan.

Stock options outstanding at October 31, 2004 have a range of exercise prices from $9.30 to $11.50 and a weighted average life of 6.71 years.

For the twelve months ended October 31, 2004 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	603,041	$ 10.16
Granted	168,479	9.31
Forfeited	(39,475)	10.22
Outstanding at end of period	732,045	$ 9.96
Exercisable at end of period	453,242	$ 10.23

On November 1, 2004, the Company granted a further 165,000 stock options under the ESOP with an exercise price of $7.64 vesting 20% per year commencing on the grant date and expiring November 1, 2014.

8. Commitments, Contingencies and Guarantees

a) ***Letters of Credit*** – The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from November 2004 to January 2006. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at October 31, 2004, the outstanding banking letters of credit were $99.3 million (2003 - $95 million).

b) ***Indemnification of Accounts Receivable*** – Under the terms of an agreement with a Canadian Schedule One chartered bank (as described in Note 4 of the October 31, 2003 annual consolidated financial statements), the Company indemnifies the bank for 50% of credit losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. As at October 31, 2004, the Company has provided $2.8 million (2003 - $1.7 million) for actual and expected future losses.

Under the terms of an agreement with a Canadian Schedule One chartered bank, the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with

losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. As at October 31, 2004, the Company has provided $98,900 for actual and expected future losses.

c) ***Loan Guarantees*** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2004, the current outstanding balance of these guarantees is $4.2 million (2003 – $4.8 million). These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

   The Company is contingently liable under a continuing guarantee given to a third-party lender who has provided certain financing facilities to a wholly-owned foreign subsidiary. As at October 31, 2004, the maximum amount of the guarantee is USD$25 million (2003 – USD$32.5 million)

d) ***Property Tax Appeal Recovery*** – On October 31, 2004, the Company agreed with the Municipal Property Assessment Corporation to settle the outstanding property tax appeals for its terminals in Thunder Bay in exchange for a revised assessment methodology, the impact of which was not determinable at the time. During 2004, the City of Thunder Bay consented to adopting the revised assessment methodology for the 1996 through 2003 tax years. The approval resolved the contingent gain that existed at October 31, 2003 and accordingly the Company accrued a recovery of $4.5 million in its results of operations for the three months ended January 31, 2004, all of which was subsequently received, excluding a $350,000 holdback.

e) ***Contingency for Tax Dispute*** – In late 2003, Canadian Fertilizers Limited ("CFL"), an investee of the Company's joint venture, Western Co-operative Fertilizers Limited, received a proposal letter from the Canada Revenue Agency ("CRA") as a result of an audit of its 1997 to 2000 taxation years. The CRA had taken the position that deductions by CFL for certain management fees paid under contract to another shareholder of CFL should not be allowed. CFL maintained that the CRA's position lacked merit and recent correspondence from CRA confirms that the tax dispute will be resolved with no impact on its shareholders. Years subsequent to 2000 have not yet been audited, however, based on discussions with CRA, CFL believes that the deductions will not be similarly challenged.

9. Accounting Policy Change

Hedging Relationships - Effective November 1, 2003, the Company adopted CICA Accounting Guideline AcG-13, *Hedging Relationships*. The Company has an interest rate swap that is accounted for in accordance with this policy and as such, the swap is documented and subjected to an effectiveness test on a quarterly basis for reasonable assurance that it is and will continue to be effective. The gain or loss on the interest rate swap is recorded in Interest & Securitization Expenses. Any derivative that does not qualify for hedge accounting (including commodity and foreign exchange futures contracts and grain-related purchase and sale contracts) is reported in earnings on a mark-to-market basis consistent with past practice. The adoption of this guideline had no material impact on the financial statements.

Convertible Debentures – On October 31, 2004, the Company adopted an accounting policy change due to revisions to CICA Handbook Section 3860, *Financial Instruments* which requires that the Debentures no longer be accounted for and presented in the financial statements in their component parts, split between debt and equity. Although the terms and conditions of the Debentures remain unchanged, the Debentures are now presented entirely as debt. The change was adopted retroactively with a reclassification of prior period comparatives.

Since the Debentures were issued in November 2002, the impact is limited to the current and prior year. The impact to the current period financial statements is to reclassify, on the balance sheet $79.7 million (2003 - $74.9) from equity to long-term debt and to increase interest expense by $4.6 million (2003 - $5.2 million) and increase income tax recovery by $1.7 million (2003 - $2 million), resulting in a net decrease in net

income of $3.1 million (2003 - $3.2 million) offset by a net increase in retained earnings of $3.1 million (2003 - $3.4 million). The presentation change has no impact on the calculation of basic earnings per share or diluted earnings per share for the current or prior periods. Since the convertible debenture in its entirety is not considered debt for bank covenant purposes, the reclassification has no impact on the Company's covenant calculations.

10. Business Acquisitions

Effective February 1, 2004, the Company purchased, through its wholly-owned subsidiary Unifeed Limited, 100% of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer in Red Deer, Alberta. Vertech Feeds Ltd. was dissolved effective November 1, 2004 and its operations wound up into Unifeed Limited.

The Company purchased the remaining 50% of issued and outstanding shares of Prairie Mountain Agri Limited, a high throughput grain terminal and crop production centre located in Roblin, Manitoba. The transaction closed on May 31, 2004, Prairie Mountain Agri Limited was dissolved effective June 1, 2004 and its operations wound up into the Company.

These acquisitions were accounted for using the purchase method and the results of operations of these businesses are included in the consolidated financial statements from the respective dates of acquisition. These transactions are summarized as follows:

For the twelve months ended October 31, 2004 (in thousands)
(Unaudited)

Net assets acquired		
Current assets	$	3,881
Property, plant & equipment		3,382
Goodwill		4,801
Current liabilities		(1,408)
Long-term liabilities		(782)
Total purchase price	$	9,874
Less cash acquired		(1,549)
Net cash consideration	$	8,325

11. Disposal of Long-Lived Assets

The Company ceased to operate one of its three port terminals in Thunder Bay, Ontario and consolidated its operations into the two remaining wholly-owned port terminals. With the opening of its new replacement feed mill in Strathcona County, Alberta, the Company closed and demolished its existing feed mill in Edmonton. The closure of these facilities is not expected to have a material impact on the ongoing operation of the Company's Grain Handling and Livestock Services business segments.

12. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended October 31	*Fourth Quarter*		*Twelve Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2004**	2003	**2004**	2003
Limited Voting Common Shares *(Symbol: AU.LV)*				
High	**$ 9.50**	$ 8.20	**$ 9.99**	$ 8.25
Low	**$ 7.00**	$ 5.55	**$ 7.00**	$ 3.60
Close	**$ 7.64**	$ 8.18	**$ 7.64**	$ 8.18
Volume	**3,032,087**	3,488,311	**14,921,382**	13,434,353
Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 16.00**	$ 14.88	**$ 16.00**	$ 14.90
Low	**$ 14.25**	$ 13.50	**$ 13.80**	$ 12.50
Close	**$ 14.36**	$ 14.11	**$ 14.36**	$ 14.11
Volume	**12,583**	14,414	**49,339**	54,741
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 137.00**	$ 132.00	**$ 147.00**	$ 132.80
Low (per $100 principal)	**$ 112.01**	$ 106.00	**$ 112.01**	$ 92.00
Close (per $100 principal)	**$ 117.01**	$ 130.00	**$ 117.01**	$ 130.00
Volume	**$ 1,838,200**	$ 9,864,000	**$ 19,056,200**	$ 67,296,000

As at October 31, 2004 *(Unaudited)*		
Book value per share	**$ 10.33**	$ 10.77
Fully diluted book value per share	**$ 9.68**	$ 10.01

Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares, executive stock options and the Debentures had been fully converted.

Operating Highlights

For the periods ended October31 (in thousands)	*Fourth Quarter*		*Twelve Months*	
	2004	2003	**2004**	2003
Grain Shipments - country elevators *(tonnes)*	**2,445**	2,761	**10,007**	7,411
Terminal Handle *(tonnes)*	**1,621**	1,603	**5,606**	3,742
Seed, Fertilizer, Crop Protection & related product Sales *(dollars)*	**$ 47,928**	$ 88,403	**$ 735,229**	$ 826,826
Livestock Services Feed Sales *(tonnes)*	**230**	184	**885**	816

Form 52-109F2 – Certification of Interim Filings

I, Peter G. M. Cox, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending October 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: December 8, 2004

"Peter G. M. Cox"
Peter G. M. Cox
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, Brian Hayward, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending October 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: December 8, 2004

"Brian Hayward"
Brian Hayward
Chief Executive Officer